Mail Stop 3561

June 6, 2006

Mr. J. Wayne Leonard
Chief Executive Officer
Entergy Corporation
639 Loyola Ave
New Orleans, LA 70113

    Re: **Entergy Corporation and Subsidiaries**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 10, 2006
                File No. 1-11299

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

1. Please note that the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters of Entergy Corporation and Subsidiaries on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements. Please confirm to us your agreement with this objective.

2. Considering that your table of contents references page numbers and that your filing exceeds 400 pages, please consider including page numbers in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Summary of Contractual Obligations of Consolidated Entities

3. In future filings please include estimated interest payments on your debt and preferred stock sinking fund requirements in the table of contractual obligations. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Entergy Corporation and Subsidiaries

Consolidated Statements of Cash Flows

4. Please tell us your basis for classifying allowance for equity funds used during construction and other regulatory investments (deferred fuel costs) in cash flows from investing activities as opposed to operating activities.

5. In future filings please disclose, either in a narrative format or in a schedule, all non-cash investing and financing activities. Please refer to paragraphs 32 and 74 of SFAS 95,

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Investments

6. Please explain to us why you report unrealized gains and losses on marketable securities of the unregulated portion of the Energy Gulf States River Bend project in other deferred credits as opposed to other comprehensive income. Please refer to paragraph 13 of FAS 115.

Note 2. Rate and Regulatory Matters

7. It appears that regulatory assets related to pension costs of your U.S. Utilities do not equal the amount of the consolidated regulatory asset. Please advise.

Note 5. Long-term Debt

8. Please tell us in detail how you treated the equity units in your earnings per share computations. Please refer to paragraphs 17 and 25 of FAS 128. In your response, please tell us whether there is a cap on the interest rate in remarketing the debt upon exercise of the investors' call options.

Notes to Respective Financial Statements (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy Resources)

Note 4. Lines of Credit and Short-Term Borrowings

9. Please tell us why you reclassified money pool receivables and payables in your statements of cash flows. Please also tell us why you believe that the reclassifications should not be reported as corrections of errors in accordance with APB 20.

Controls and Procedures

10. We note your disclosure that management, including your Chief Executive and Financial Officers, concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. In future filings revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or William Thompson (Assistant Chief Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief